

17016737

SEC
Mail Processing
Section
MAR 06 2017
Washington DC
406

SEC

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-51602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WASHINGTON STREET, SUITE 325
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannette Gaston (973)291-8591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD#460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viant Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.



ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

Signature

Partner & Managing Director

Title

Notary Public

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of February 2017, by SCOTT TAYLOR SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIANT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 WASHINGTON STREET, SUITE 325
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeannette Gaston (973)291-8591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD#460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viant Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

Partner & Managing Director

Title



ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

Notary Public

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 2 [illegible] day of [illegible] 20 17, by SCOTT TAYLOR SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2016

TABLE OF CONTENTS


CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital LLC

We have audited the accompanying statement of financial condition of Viant Capital LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Viant Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As part of Viant Capital LLC's normal business cycle the Company often receives options to purchase private company stock (warrants). In addition, the Company invests in private companies. These warrants and private investments are considered Level 3 assets which are illiquid and estimating their value requires inputs that are unobservable and reflect management and appraiser assumptions. Additional information regarding these assets and Level 3 inputs can be found in notes 1 and 7. Our opinion is not modified with respect to this matter.

Supplemental Information
The Supplemental information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Viant Capital LLC's financial statements. The supplemental information is the responsibility of Viant Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	193,669
Investments, at fair value	10,625
Accounts receivable	20,753
Prepaids and deposits	23,937
Other investments	125,300
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $211,151	3,814
Total Assets	$ 378,098

LIABILITIES AND COMPANY EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 44,314
Total Liabilities	44,314
Company equity:	
Contributed capital, net of accumulated withdrawals	(7,993,342)
Cumulative earnings	8,327,126
Total Company equity	333,784
Total Liabilities and Company Equity	$ 378,098

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Retainers and success fees	$ 4,423,479
Investment income (loss)	2,531
Total revenue	4,426,010
Expenses	
Commission expense	1,315,934
Payroll Related expenses	1,577,842
Rent, net of subtenants	190,763
Professional fees:	
Legal	9,825
Compliance	36,922
Tax and Accounting	82,773
Computer support	5,775
Consulting services	45,524
Insurance	97,187
Travel and entertainment	18,955
Telephone and communication	10,638
Marketing expenses	1,158
Subscriptions and data services	1,960
Office expense	12,247
Regulatory fees	20,854
Bad debt expense	13,431
State taxes	18,169
Local taxes	5,458
Depreciation and amortization	4,297
Other	11,897
	3,481,609
Net income	$ 944,402

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2016

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2015	$ (7,168,114)	$ 7,382,724	$ 214,610
Net income	-	944,402	944,402
Member Contribution	124,772	-	124,772
Members Distributions	(950,000)	-	(950,000)
Balance - December 31, 2016	$ (7,993,342)	$ 8,327,126	$ 333,784

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 944,402
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	4,297
Unrealized gain on investments	(1,178)
Changes in and liabilities:	
(Increase) decrease in operating assets	
Decrease in accounts receivable	3,431
Decrease in lease deposits and prepaid expenses	30,182
Increase (decrease) in operating liabilities	
Decrease in accounts payable and accrued liabilities	(3,119)
Net cash provided by (used in) operating activities	978,015
Cash flows from investing activities:	
Additions to fixed assets	(4,754)
Purchase of other investments	(50,000)
Investment proceeds, net	748
Net cash provided by (used in) investing activities	(54,006)
Cash flows from financing activities:	
Member contributions	124,772
Members distributions	(950,000)
Net cash provided by (used in) financing activities	(825,228)
Net increase in cash	98,781
Cash at beginning of year	94,888
Cash at end of year	$ 193,669
Supplemental disclosure:	
State income taxes paid	$ 18,480

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirety.

1. *General Information and Summary of Significant Accounting Policies (Continued)*

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2016, the cash balance was held in three banks, and did not exceed the FDIC insurance limit.

2. *Net Capital Requirement*

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .28 to 1 at December 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2016, the Company had net capital as defined of $158,104, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. *Exemption From Rule 15c3-3*

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The rent for 2016 was $190,763, which was net of subtenant rents of $151,339. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street. A second lease amendment was signed in February 2016, which includes an extension term with a commencement date of December 2016 through November 2021.

500 Washington	Gross Lease Amount 2016	Monthly Payment (Gross)	Sublease Payments 2016	Net Lease Payments 2016
September 2013 to November 2021	$342,102	$28,449	$151,339	$190,763

The Company has an operating lease commitment on the office space for 2017 of $299,635. The Company has entered into a sublet agreement as sublessor, with commitments from the subtenant on the sublease for 2017 of $54,000.

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2016. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$18,169 was recognized in 2016 for California Franchise Tax expense. The California tax is based on gross receipts.

6. Fixed Assets

At December 31, 2016 the fixed assets were as follows:

Furniture and equipment	$ 150,749
Depreciation of furniture and equipment	(146,935)
Net furniture and equipment	3,814
Tenant improvements – Washington Street	64,216
Amortization of leasehold improvements	(64,216)
Net leasehold improvements	-
Total fixed assets and leasehold improvements	$ 3,814

Furniture and equipment is depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. Restricted Securities

Fair value measurements

During the normal course of business, stock warrants are received for services performed by the Company.

The Company also invest in early stage private companies. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2016, the Company had common stock in four private companies totaling $125,300. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

Warrants in Private Companies

The Company has warrants in various private companies upon which it performed a valuation which resulted in an estimated value of $2,500 as of December 31, 2016. However, due to the uncertainty in recognizing the values assigned to the warrants, a valuation allowance was taken against 100% of the estimated value of these warrants.

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

Realized Investment Gains and Losses

In the year 2016, the Company had realized gains on available for sale securities of $748, per the table below based on sales proceeds of $110,495.

Unrealized Investment Gains and Losses

In the year 2016, net unrealized gains on available for sale securities were $430, per the table below.

	2016	2015	Unrealized Gain (Loss)
Stocks:			
UPSN	$ 370	$ 370	$ -
OGXI	3	6	(3)
REGI	10,253	9,820	433
Financial Statement Totals	$ 10,626	$ 10,196	$ 430

8. Subsequent Events

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued. No additional adjustments or disclosures to the financial statements were deemed necessary.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Company equity		$ 333,784
Assets not allowed for net capital purposes:		
Accounts receivable	(20,753)	
Deposits and prepaid assets	(23,937)	
Other investments	(125,300)	
Net furniture and equipment	(3,814)	(173,804)
Haircut on trading and investment securities (15%)		(1,876)
		158,103 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($44,314) or $5,000		5,000
Net capital in excess of requirement		$ 153,103
Aggregate indebtedness (total liabilities)		$ 44,314 B
Ratio of aggregate indebtedness ($44,314) to net capital ($158,104)		.28 to 1

B A

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 44,314	$ 158,103	.28 to 1
Change in other investments			
Change in haircut adjustment, net of rounding	-	-	
Per statements as finalized	$ 44,314	$ 158,103	.28 to 1



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Viant Capital LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Viant Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Viant Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Viant Capital LLC stated that Viant Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Viant Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Viant Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

Viant Group

Viant Capital LLC
500 Washington Street, Suite 325
San Francisco, CA 94111

February 28, 2017

Viant Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17C.F.R. Section 24.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Viant Captial LLC

I, Scott Smith, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Scott Taylor Smith

CEO and Managing Director

February 28, 2017



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Viant Capital LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Viant Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital LLC's compliance with the applicable instructions of Form SIPC-7. Viant Capital LLC's management is responsible for Viant Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for that period, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1201*****************ALL FOR AADC 940
51602 FINRA DEC
VIANT CAPITAL LLC
500 WASHINGTON ST STE 325
SAN FRANCISCO CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,065

B. Less payment made with SIPC-6 filed (exclude interest) (2,321)

8/1/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 8,744

E. Interest computed on late payment (see instruction E) for ...... days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,744

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 8,744

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP/CFO
(Title)

Dated the 2nd day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,426,009
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
_______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 4,426,009
2e. General Assessment @ .0025	$ 11,065 (to page 1, line 2.A.)

VIANT CAPITAL LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2016

TABLE OF CONTENTS


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932 3860 tel

mailing address
2977 Ygnacio Valley Rd. PMB 460
Walnut Creek, CA 94598
(925) 476 9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Viant Capital LLC

We have audited the accompanying statement of financial condition of Viant Capital LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Viant Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viant Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As part of Viant Capital LLC's normal business cycle the Company often receives options to purchase private company stock (warrants). In addition, the Company invests in private companies. These warrants and private investments are considered Level 3 assets which are illiquid and estimating their value requires inputs that are unobservable and reflect management and appraiser assumptions. Additional information regarding these assets and Level 3 inputs can be found in notes 1 and 7. Our opinion is not modified with respect to this matter.

Supplemental Information
The Supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Viant Capital LLC's financial statements. The supplemental information is the responsibility of Viant Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

VIANT CAPITAL LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	193,669
Investments, at fair value	10,625
Accounts receivable	20,753
Prepaids and deposits	23,937
Other investments	125,300
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $211,151	3,814
Total Assets	$ 378,098

LIABILITIES AND COMPANY EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 44,314
Total Liabilities	44,314
Company equity:	
Contributed capital, net of accumulated withdrawals	(7,993,342)
Cumulative earnings	8,327,126
Total Company equity	333,784
Total Liabilities and Company Equity	$ 378,098

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Retainers and success fees	$ 4,423,479
Investment income (loss)	2,531
Total revenue	4,426,010
Expenses	
Commission expense	1,315,934
Payroll Related expenses	1,577,842
Rent, net of subtenants	190,763
Professional fees:	
Legal	9,825
Compliance	36,922
Tax and Accounting	82,773
Computer support	5,775
Consulting services	45,524
Insurance	97,187
Travel and entertainment	18,955
Telephone and communication	10,638
Marketing expenses	1,158
Subscriptions and data services	1,960
Office expense	12,247
Regulatory fees	20,854
Bad debt expense	13,431
State taxes	18,169
Local taxes	5,458
Depreciation and amortization	4,297
Other	11,897
	3,481,609
Net income	$ 944,402

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Changes in Company Equity
For the Year Ended December 31, 2016

	Contributed Capital, net	Accumulated Earnings	Total
Balance - December 31, 2015	$ (7,168,114)	$ 7,382,724	$ 214,610
Net income	-	944,402	944,402
Member Contribution	124,772	-	124,772
Members Distributions	(950,000)	-	(950,000)
Balance - December 31, 2016	$ (7,993,342)	$ 8,327,126	$ 333,784

The accompanying notes are an integral part of these financial statements.

VIANT CAPITAL LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 944,402
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	4,297
Unrealized gain on investments	(1,178)
Changes in and liabilities:	
(Increase) decrease in operating assets	
Decrease in accounts receivable	3,431
Decrease in lease deposits and prepaid expenses	30,182
Increase (decrease) in operating liabilities	
Decrease in accounts payable and accrued liabilities	(3,119)
Net cash provided by (used in) operating activities	978,015
Cash flows from investing activities:	
Additions to fixed assets	(4,754)
Purchase of other investments	(50,000)
Investment proceeds, net	748
Net cash provided by (used in) investing activities	(54,006)
Cash flows from financing activities:	
Member contributions	124,772
Members distributions	(950,000)
Net cash provided by (used in) financing activities	(825,228)
Net increase in cash	98,781
Cash at beginning of year	94,888
Cash at end of year	$ 193,669
Supplemental disclosure:	
State income taxes paid	$ 18,480

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Viant Capital LLC (the "Company"), a subsidiary of Viant Group LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwrites securities transactions, and provides mergers and acquisition advice.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Warrants

As part of the normal course of business, the Company receives stock warrants in private companies as part of its contractual agreements. These warrants have little, if any, value upon the signing of the agreement. When (and if) the companies mature, and a foreseeable market becomes available, a value would be assigned to the warrant.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirety.

1. General Information and Summary of Significant Accounting Policies (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2016, the cash balance was held in three banks, and did not exceed the FDIC insurance limit.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .28 to 1 at December 31, 2016. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2016, the Company had net capital as defined of $158,104, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. *Lease Commitment*

The rent for 2016 was $190,763, which was net of subtenant rents of $151,339. The following are terms of the lease amendment signed in April of 2010. The amendment includes an additional 2,748 expansion space on the 4th floor in addition to the current 6115 sq ft on the 3rd floor at 500 Washington Street. A second lease amendment was signed in February 2016, which includes an extension term with a commencement date of December 2016 through November 2021.

500 Washington	***Gross Lease Amount 2016***	***Monthly Payment (Gross)***	***Sublease Payments 2016***	***Net Lease Payments 2016***
September 2013 to November 2021	*$342,102*	*$28,449*	*$151,339*	*$190,763*

The Company has an operating lease commitment on the office space for 2017 of $299,635. The Company has entered into a sublet agreement as sublessor, with commitments from the subtenant on the sublease for 2017 of $54,000.

5. *Income Taxes*

There is no federal income tax liability for the Company at December 31, 2016. As a Limited Liability Company (LLC) the Company is a flow-through-entity similar to a partnership.

$18,169 was recognized in 2016 for California Franchise Tax expense. The California tax is based on gross receipts.

6. *Fixed Assets*

At December 31, 2016 the fixed assets were as follows:

Furniture and equipment	*$ 150,749*
Depreciation of furniture and equipment	*(146,935)*
Net furniture and equipment	*3,814*
Tenant improvements – Washington Street	*64,216*
Amortization of leasehold improvements	*(64,216)*
Net leasehold improvements	*-*
Total fixed assets and leasehold improvements	*$ 3,814*

Furniture and equipment is depreciated on a straight-line basis over 3 - 7 years. The 2006 leasehold improvements were amortized over the term of the initial lease.

7. Restricted Securities

Fair value measurements
During the normal course of business, stock warrants are received for services performed by the Company.

The Company also invest in early stage private companies. The Company currently holds both common and preferred shares of stock of private companies that are executed but not readily marketable. At December 31, 2016, the Company had common stock in four private companies totaling $125,300. These private company investments would be deemed to be Level 3 due to the lack of significant unobservable inputs.

Warrants in Private Companies
The Company has warrants in various private companies upon which it performed a valuation which resulted in an estimated value of $2,500 as of December 31, 2016. However, due to the uncertainty in recognizing the values assigned to the warrants, a valuation allowance was taken against 100% of the estimated value of these warrants.

For more information on Level 1, 2 and 3 see the Summary of Significant Accounting Policies in Note 1.

Realized Investment Gains and Losses
In the year 2016, the Company had realized gains on available for sale securities of $748, per the table below based on sales proceeds of $110,495.

Unrealized Investment Gains and Losses
In the year 2016, net unrealized gains on available for sale securities were $430, per the table below.

	2016	2015	Unrealized Gain (Loss)
Stocks:			
UPSN	$ 370	$ 370	$ -
OGXI	3	6	(3)
REGI	10,253	9,820	433
Financial Statement Totals	$ 10,626	$ 10,196	$ 430

8. Subsequent Events

Management has evaluated subsequent events through February 21, 2017, the date on which the financial statements were available to be issued. No additional adjustments or disclosures to the financial statements were deemed necessary.

SUPPLEMENTARY INFORMATION

VIANT CAPITAL LLC
Schedule 1
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Company equity		$ 333,784
Assets not allowed for net capital purposes:		
Accounts receivable	(20,753)	
Deposits and prepaid assets	(23,937)	
Other investments	(125,300)	
Net furniture and equipment	(3,814)	(173,804)
Haircut on trading and investment securities (15%)		(1,876)
		158,103 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($44,314) or $5,000		5,000
Net capital in excess of requirement		$ 153,103
Aggregate indebtedness (total liabilities)		$ 44,314 B
Ratio of aggregate indebtedness ($44,314) to net capital ($158,104) B A		.28 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 44,314	$ 158,103	.28 to 1
Change in other investments			
Change in haircut adjustment, net of rounding	-	-	
Per statements as finalized	$ 44,314	$ 158,103	.28 to 1


CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Viant Capital LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Viant Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Viant Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Viant Capital LLC stated that Viant Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Viant Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Viant Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017


Viant Group

Viant Capital LLC
500 Washington Street, Suite 325
San Francisco, CA 94111

February 28, 2017

Viant Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17C.F.R. Section 24.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

Viant Captial LLC

I, Scott Smith, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Scott Taylor Smith

CEO and Managing Director

February 28, 2017



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Viant Capital LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Viant Capital LLC and the Securities and Exchange Commission, financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Viant Capital LLC's compliance with the applicable instructions of Form SIPC-7. Viant Capital LLC's management is responsible for Viant Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for that period, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 21, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12******1201******************ALL FOR AADC 940
51602 FINRA DEC
VIANT CAPITAL LLC
500 WASHINGTON ST STE 325
SAN FRANCISCO CA 94111-2947

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,065

B. Less payment made with SIPC-6 filed (exclude interest) (2,321)

8/1/2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 8,744

E. Interest computed on late payment (see instruction E) for ...... days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,744

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 8,744

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viant Capital
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP/CFO
(Title)

Dated the 2nd day of February, 20 17

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,426,009
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
...ions:	
...evenues from the distribution of shares of a registered open end investment company or unit ...nvestment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
Revenues from commodity transactions.	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
Reimbursements for postage in connection with proxy solicitation.	
Net gain from securities in investment accounts.	
...l commissions and markups earned from transactions in (i) certificates of deposit and ...asury bills, bankers acceptances or commercial paper that mature nine months or less ...suance date.	
...nses of printing advertising and legal fees incurred in connection with other revenue ...he securities business (revenue defined by Section 16(9)(L) of the Act).	
...ue not related either directly or indirectly to the securities business. ...tion C):	
...(...ctions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 4,426,009
2e. General Assessment @ .0025	$ 11,065
	(to page 1, line 2.A.)